Calgary, Alberta

August 5, 2009

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Six Months Ended June 30, 2009

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and six months ended June 30, 2009.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)
	Three Months Ended			Six Months Ended
	June 30 2009	June 30 2008	Change %	June 30 2009	June 30 2008	Change %
Financial
Petroleum and natural gas sales	40.2	102.9	(61%)	80.4	179.9	(55%)
Funds flow from operations	13.7	46.3	(70%)	31.3	70.5	(56%)
Per share – diluted ($/share)	0.21	0.68	(69%)	0.47	1.04	(55%)
Net loss	(2.6)	(31.9)	92%	(26.3)	(69.9)	62%
Per share – diluted ($/share)	(0.04)	(0.47)	91%	(0.40)	(1.03)	61%
Exploration and development capital expenditures	5.4	10.5	(49%)	60.9	74.6	(18%)
Investments (2)				260.2	467.7	(44%)
Total assets				1,078.8	1,203.3	(10%)
Net debt (3)				128.2	48.0	167%
Common shares outstanding (thousands)				65,947	67,739	(3%)

Operating
Sales volumes:
Natural gas (MMcf/d)	59.1	67.7	(13%)	55.1	66.7	(17%)
Oil and NGLs (Bbl/d)	3,512	3,611	(3%)	3,456	3,711	(7%)
Total (Boe/d)	13,362	14,895	(10%)	12,641	14,835	(15%)
Gas weighting	74%	76%		73%	75%
Average realized price:
Natural gas ($/Mcf)	4.03	10.54	(62%)	4.82	9.13	(47%)
Oil and NGLs ($/Bbl)	57.83	115.55	(50%)	51.74	102.14	(49%)

Total wells drilled (net)	-	4	-	16	20	(20%)

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and the book value of the remaining investments.

(3)

Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

 Second Quarter Overview

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Second quarter funds flow from operations decreased by $32.6 million from the prior year to $13.7 million due primarily to a $45.9 million decrease in netback. The prior year included $12.9 million in natural gas financial contract payments and higher Corporate costs.

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Second quarter net loss was $2.6 million compared to $31.9 million in 2008. The current quarter Principal Property loss included the impacts of lower prices and lower production. The prior year included the impacts of unrealized financial commodity contract losses. Strategic Investment losses were slightly higher in 2009 and Corporate costs were lower due to lower stock-based compensation expenses and foreign exchange gains in the current year.

Principal Properties

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The Kaybob COU commenced production of seven (3.4 net) natural gas wells that were drilled and tied in prior to the end of the first quarter. Kaybob has elected to delay commencing production from two (2.0 net) additional wells drilled and tied in during the first quarter in anticipation of higher gas prices.

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The Grande Prairie COU continued developing facility capacity at Gold Creek-Karr in anticipation of further drilling by the Company.

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The Northern COU temporarily shut-in wells producing approximately 400 Boe/d, pending an improvement in natural gas prices.

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In the third quarter, the Southern COU anticipates commencing the completion of the final North Dakota well drilled in 2008 using improvements identified following a review of previous completion results.

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Exploration and development capital spending decreased to $5.4 million from $10.5 million in the second quarter of 2008.

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Realized prices declined by 62 percent for natural gas and 50 percent for crude oil and NGLs from the second quarter of 2008.

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Netback decreased to $21.9 million in the second quarter of 2009 from $67.8 million in 2008.

Strategic Investments

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Moved the newly constructed third drilling rig to Alberta, where in the third quarter, it has commenced drilling a 100% owned well in the Grande Prairie area.

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Invested in Redcliffe Exploration Inc. ("Redcliffe"), a publicly traded oil and gas company.  Paramount owned approximately 15 percent of Redcliffe's Class A shares as of July 20, 2009.

Corporate

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Corporate general and administrative costs decreased to $4.3 million from $5.3 million in the second quarter of 2008.

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Renewed Paramount’s credit facility, with a borrowing base and lender commitment of $125 million.

OUTLOOK

The 2009 exploration and development budget of $90 million, excluding land purchases, remains unchanged. The Company’s current capital plan remains flexible and, depending upon future economic conditions, the Company may increase or decrease the capital budget. Year to date production of 12,641 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of 12,500 Boe/d based on the current exploration and development budget.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and six months ended June 30, 2009 including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/805pou4.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

ADVISORIES

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes, but is not limited to: business strategies and objectives, financing plans, planned capital expenditures, future production levels, product pricing, exploration and development plans and the timing thereof, drilling results, operating and other costs, royalty rates and general economic conditions, as they relate to Paramount.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

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future oil and gas prices and general economic and business conditions;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations;

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the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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the ability of Paramount to market its oil and natural gas successfully to current and new customers;

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the ability of Paramount to secure adequate product transportation and storage;

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the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

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the timely receipt of required regulatory approvals; and

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currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on such forward-looking information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information.  These risks and uncertainties include, but are not limited to:

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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general economic and business conditions;

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the ability of Paramount’s management to execute its business plan;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

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the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

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risks and uncertainties involving the geology of oil and gas deposits;

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the uncertainty of reserves and resource estimates and reserves life;

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the ability of Paramount to add production and reserves through development and exploration activities;

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the uncertainty of estimates and projections relating to exploration and development costs and expenses, future production and the results of exploration, development and drilling;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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the availability of future growth prospects and Paramount’s expected financial requirements;

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risks inherent in Paramount's marketing operations, including counterparty credit risk;

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Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

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Paramount's ability to secure adequate product transportation and storage;

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imprecision in estimates of product sales and the anticipated revenues from such sales;

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weather conditions;

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the possibility that government laws, regulations or policies, including taxation laws, environmental laws and regulatory programs and royalty programs may change or governmental or regulatory approvals may be delayed or withheld;

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the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

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uncertainty regarding aboriginal land claims and co-existing with local populations; and

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other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking information contained in this document is made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations”, “Funds flow from operations, per Boe”, “Netback”, and “Net Debt” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of Management’s Discussion and Analysis. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994